UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of December 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated December 22, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: December 22, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 22, 2008

Exhibit 1

Elbit Systems' subsidiary, MediGuide, to be acquired by St. Jude Medical

St. Jude will purchase all outstanding shares of MediGuide, including Elbit's holdings, for a total of $283 million in cash and the assumption of net liabilities totaling approximately $17 million

Haifa, Israel, December 22, 2008 - Elbit Systems Ltd. (NASDAQ: ESLT) announced today that its 41.3%-owned subsidiary (on a fully diluted basis), MediGuide Inc., has signed a definitive agreement with St. Jude Medical to acquire all of the outstanding shares of MediGuide Inc. for $283 million in cash and the assumption of net liabilities totaling approximately $17 million.

Terms of the transaction provide for St. Jude Medical to pay $138 million of the purchase price in December 2008, with the balance due in two subsequent payments of $111 million in November 2009 and up to $34 million in April 2010.

Elbit Systems is currently evaluating the impact of the transaction on its financial results.

MediGuide has developed a sophisticated navigation system, the Medical Positioning System (gMPS™), that uses proprietary technology for real-time tracking of sub-millimeter sized sensors. These sensors can be mounted on needles, guidewires, catheters, or other medical devices used for minimally-invasive intra-body navigation.

Joseph Ackerman, president and chief executive officer of Elbit Systems, said, “We are pleased to have a company such as St. Jude Medical recognize the value of MediGuide. We believe the acquisition provides MediGuide an excellent opportunity to continue its growth, while allowing Elbit Systems to focus on its core business areas.”

“Today’s announcement reflects St. Jude Medical’s commitment to product leadership and our strategy of supporting superior technology that gives physicians the most control possible in their effort to enhance patient outcomes," said Daniel J. Starks, chairman, president and chief executive officer of St. Jude Medical.

Gera Strommer, president and chief executive officer of MediGuide, said, “We look forward to working with the St. Jude Medical team. With their support, we will have the resources to more fully capitalize on MediGuide’s innovations and successfully move through the next stage of our development plans.” Mr. Strommer and Uzi Eichler, senior vice president of technology for MediGuide, are expected to join St. Jude Medical.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The

Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

About MediGuide

MediGuide (Delaware, USA & Haifa, Israel) - an Israeli based company (originally spun off from Elbit Systems - NASDAQ: ESLT, and got its first investment from Vitalife VC during 2001), is the provider of technology, solutions and applications for intra body navigation and less invasive procedures with a special focus on cardiology. Based on its proprietary gMPS technology, MediGuide brings the ability to navigate gMPS Enabled Devices (catheters, wires and other devices equipped with a sub millimeter gMPS sensor) in the MPS Ready Cathlab environment, co-developed by MediGuide in collaboration with the leadingimaging companies. Further information can be found  at http://www.mediguide.co.il.

About St. Jude Medical

St. Jude Medical develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide. The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient. Headquartered in St. Paul, Minn., St. Jude Medical employs more than 13,000 people worldwide and has five major focus areas that include: cardiac rhythm management, atrial fibrillation, cardiac surgery, cardiology and neuromodulation. For more information, please visit www.sjm.com.

Contacts:

Company Contact: Joseph Gaspar, Executive VP & CFO Dalia Rosen, Head of Corporate Communications Elbit Systems Ltd Tel: +972-4-8316663 Fax: +972-4-8316944		IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 E-mail:info@gkir.com
E-mail:	j.gaspr@elbitsystems.com dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.